Christopher Harborne
23F M Thai Tower, All Seasons Place
87 Wireless Road
Bangkok 10300 Thailand
May 24, 2024
VIA EMAIL
Board of Directors
Innovative Solutions and Support, Inc.
720 Pennsylvania Drive
Exton, Pennsylvania 19341

Attention:	Glen R. Bressner, Chairman of the Board of Directors Shahram Askarpour, Chief Executive Officer and Director
Dear Members of the Board of Directors:
I am pleased to submit this proposal (the “Proposal”) under which I, through one of my investment vehicles, would acquire all of the outstanding shares of common stock of Innovative Solutions and Support, Inc. (the “Company”) that I do not already own for $7.25 per share in cash, representing a significant premium of 45% to the Company’s closing share price on May 23, 2024.
As you know, I am the Company’s largest shareholder, beneficially owning approximately 14.9% of the outstanding shares of the Company’s common stock. As a long-time investor in the aviation and aerospace industries, I made my investment because I believe the Company has the potential in the long-term to be a best-in-class innovative player in those industries; however, based on my observations since I began investing in the Company, I now firmly believe that the Company is not well positioned to achieve this long-term potential in its current configuration and would be best positioned to do so as a privately-held company.
The premium transaction that I am proposing would allow all of the Company’s shareholders to receive today attractive cash value for this long-term potential without continuing to be subject to the significant operational and financial risks inherent in the Company’s business and the risks inherent in remaining as a shareholder in a small public company with limited access to the capital markets and shares with limited trading liquidity and significant market overhang from shares subject to sale by existing shareholders.
The proposed transaction would be subject to the approval of the Board of Directors of the Company (the “Board”) and the negotiation and execution of mutually acceptable definitive transaction documents. The proposed transaction is also subject to the satisfactory completion of a due diligence review of the Company, which I am confident can be completed quickly given my existing stake in, and familiarity with, the Company.
Please be aware that the Proposal is an expression of interest only, and I reserve the right to withdraw or modify the Proposal in any manner. No legal obligation with respect to a transaction shall arise unless and until execution of mutually acceptable definitive documentation. Once definitive documentation is executed, completion of the transaction would also be subject to receipt of clearance under applicable antitrust laws and other customary conditions. I do not anticipate any issues in obtaining the required antitrust clearance.
In accordance with my reporting obligations, I intend to promptly file an amendment to my Schedule 13D, including a copy of this letter.

In connection with the Proposal, I have engaged Fried, Frank, Harris, Shriver & Jacobson LLP as my legal advisor. I and my advisors look forward to working with the Board and its advisors to complete a mutually acceptable transaction, and are available at your convenience to discuss any aspects of the Proposal.

Should you have any questions, please do not hesitate to contact me.
Sincerely,
/s/ Christopher Harborne
Christopher Harborne